SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of May 2016

Homex Development Corp.

(Translation of Registrant’s Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.

Bonanza 80020. Culiacán, Sinaloa, México.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☐

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

INVESTOR RELATIONS Vania Fueyo Zarain Investor Relations vfueyo@homex.com.mx

On April 25, 2016, the United States Securities and Exchange Commission (“SEC”) issued a Wells notice to the Company.  The Wells notice indicated that the staff of the SEC’s Division of Enforcement has made a preliminary determination to recommend that the Commission authorize the institution of an enforcement action against the Company that would allege violations of the anti-fraud and certain reporting, internal control and books and records provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 in connection with the Company’s accounting treatment of certain revenues related to home sales during the period of 2010 through 2012.  The Wells notice does not constitute a determination by the Commission that any violation of law has occurred and, as contemplated by the SEC’s process, the Company intends to make a Wells Submission in this matter.

Separately, on April 25, 2016, the SEC also issued Wells notices to Gerardo de Nicolás and Carlos Moctezuma.  These Wells notices indicated that the staff of the SEC’s Division of Enforcement has made a preliminary determination to recommend that the Commission authorize the institution of an enforcement action against Messrs. de Nicolás and Moctezuma regarding the same accounting matter and alleging direct and indirect violations of the same provisions of the federal securities laws the SEC identified in the Wells notice issued to the Company.  Messrs. de Nicolás and Moctezuma have informed the Company that they intend to take a voluntary leave of absence so that they may devote their energies to responding to this matter.

Finally, the Company is reviewing its financial statements filed for the period 2010 through 2012.  Until this review is completed, these financial statements should not be relied upon.  As the Company previously disclosed, in connection with its emergence from the Concurso procedure, it has issued audited financial statements for the periods 2013, 2014, and 2015.

About Homex

Desarrolladora Homex, S.A.B. de C.V. is a vertically integrated home-development company focused on affordable entry-level and middle-income housing in Mexico.

Desarrolladora Homex, S.A.B. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties.  We caution investors that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition.  For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Homex Development Corp.

Date: May 5, 2016
By: Carlos Moctezuma
Name: Carlos Moctezuma
Title: Chief Financial Officer

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